Exhibit 21

Subsidiaries of Penn-America Group, Inc.

Name	Jurisdiction of Incorporation	Parent	Percentage Ownership
Penn-America Insurance Company	Pennsylvania	Penn-America Group, Inc.	100%

Penn-Star Insurance Company	Pennsylvania	Penn-America Insurance Company	100%

Penn-America Statutory Trust I	Connecticut	Penn-America Group, Inc.	100%

Penn-America Statutory Trust II	Connecticut	Penn-America Group, Inc.	100%